File No. 812-

UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF
NEW MOUNTAIN FINANCE CORPORATION
NEW MOUNTAIN FINANCE HOLDINGS, L.L.C.
and
NEW MOUNTAIN FINANCE AIV HOLDINGS CORPORATION
787 7th Avenue, 48th Floor
New York, NY 10019

Application for an order under Sections 12(h) of the Securities Exchange Act of 1934 (“Exchange Act”) granting an exemption from Section 13(a) of the Exchange Act.

As filed with the Securities and Exchange Commission
On July 22, 2011

Communications Regarding the Application
Should be Directed to:

Adam Weinstein
New Mountain Finance Holdings, L.L.C.
787 7th Avenue, 48th Floor
New York, NY 10019
Tel: (212) 720-0300

Copies to:

Stuart H. Gelfond, Esq.
Jessica Forbes, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Tel: (212) 859-8000
Fax: (212) 859-4000

UNITED STATES OF AMERICA BEFORE THE SECURITIES AND EXCHANGE COMMISSION

In the Matter of: New Mountain Finance Corporation, New Mountain Finance Holdings, L.L.C., and New Mountain Finance AIV Holdings Corporation 787 7th Avenue, 48th Floor New York, NY 10019	: : : : : : : : :	APPLICATION FOR AN ORDER UNDER SECTION 12(h) OF THE SECURITIES EXCHANGE ACT OF 1934 GRANTING AN EXEMPTION FROM SECTION 13(a) OF THE EXCHANGE ACT.

File No. 812-
Securities Exchange Act of 1934

New Mountain Finance Corporation, a Delaware corporation (“New Mountain Finance”), New Mountain Finance Holdings, L.L.C., a Delaware limited liability company (the “Operating Company”), and New Mountain Finance AIV Holdings Corporation, a Delaware corporation (“AIV Holdings”) (collectively, the “Applicants”) hereby file an application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 12(h) of the Securities Exchange Act of 1934 (the “Exchange Act”) granting an exemption for the Operating Company and AIV Holdings from separate reporting under Section 13(a) of the Exchange Act.

1.	STATEMENT OF FACTS AND BACKGROUND

 New Mountain Capital Group, L.L.C. (“New Mountain”), a Delaware limited liability company, directly or through one or more subsidiaries, is the sponsor and manager of various private investment funds, including New Mountain Guardian AIV, L.P. (“Guardian AIV”), a Delaware limited partnership, which was formed in October 2008 with approximately $300 million of capital commitments, and New Mountain Guardian Partners, L.P. (“Guardian Partners”), a Delaware limited partnership, which was formed in February 2009 with approximately $20 million of capital commitments.  Guardian AIV and Guardian Partners were formed to invest primarily in debt securities of private companies, including first and second lien debt, unsecured notes and mezzanine securities.  Guardian AIV and Guardian Partners are, and will remain, exempt from regulation under the Investment Company Act of 1940, as amended (the “Company Act”) pursuant to Section 3(c)(7) thereof.

As more fully described below, on June 29, 2010, New Mountain formed a new Delaware corporation, New Mountain Finance, that now (i) indirectly holds all of the assets and liabilities of Guardian AIV and Guardian Partners, (ii) filed a Form N-54A with the Commission electing to be regulated as a business development company (“BDC”) under the Company Act and (iii) on May 25, 2011, completed an initial public offering (“IPO”) of its common stock.  Each of AIV Holdings and the Operating Company also filed a Form N-54A with the Commission thereby electing to be regulated as a BDC.

a.	Pre-IPO Transactions and Resulting Master-Feeder Structure

Prior to the pricing of the IPO, a series of formation transactions took place such that (a) by means of a two-step merger process, the Operating Company acquired all of the assets and liabilities of the subsidiaries of Guardian AIV and Guardian Partners, and each of Guardian AIV and Guardian Partners acquired common membership units in the Operating Company in exchange for those assets and liabilities, (b) Guardian Partners transferred its common membership units in the Operating Company to New Mountain Finance in exchange for shares of New Mountain Finance common stock, 1 and (c) Guardian AIV transferred its common membership units in the Operating Company to AIV Holdings, a wholly-owned subsidiary of Guardian AIV, in exchange for shares of AIV Holdings’ common stock.  As a result of the foregoing transactions, all of the assets and liabilities of the subsidiaries of Guardian AIV and Guardian Partners are held by the Operating Company.  As more fully described below, the common membership units of the Operating Company held by AIV Holdings are exchangeable at any time for shares of New Mountain Finance common stock.  A post-restructuring organizational chart is attached as Exhibit A for your reference.  Immediately following the closing of the IPO, AIV Holdings owned a majority of the common membership units of the Operating Company, and New Mountain Finance owned the remaining common membership units of the Operating Company.  It is expected that AIV Holdings will reduce its interests in the Operating Company over time and will not purchase any additional common membership units of the Operating Company.
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1 Although at the time of the drafting of this application, NMG Partners exists, it is expected that NMG Partners will dissolve in the coming months, resulting in the investors of NMG Partners directly owning shares of New Mountain Finance common stock.

The final structure is, in effect, a master-feeder arrangement whereby the Operating Company is the master investment fund directly or indirectly owning the entire investment portfolio and conducting all business operations.  New Mountain Finance and AIV Holdings each feed directly into the master fund, and Guardian AIV feeds indirectly into the master fund, in each case where the sole asset of each feeder is its direct or indirect interest in the Operating Company.  This structure is designed so that the Operating Company serves as a pass-through vehicle for New Mountain Finance and Guardian AIV initially, and eventually solely New Mountain Finance, to make all portfolio investments.  New Mountain believes that this structure has beneficial U.S. federal tax consequences for the public shareholders of New Mountain Finance, as discussed in New Mountain Finance’s registration statement relating to its common stock issued in the IPO, and for certain existing investors in Guardian AIV.

b.	Public Offering and Use of Proceeds.

New Mountain Finance used the gross proceeds of the IPO to acquire additional common membership units in the Operating Company.  The number of common membership units of the Operating Company issued to New Mountain Finance in exchange for the gross proceeds of the IPO equaled the number of shares of common stock issued by New Mountain Finance in the IPO.  The pre-IPO investors (i.e., the investors in Guardian AIV and Guardian Partners) participated pro rata in any accretion above net asset value or dilution of the net asset value resulting from the IPO offering price.  The net asset value of each share of New Mountain Finance equals the net asset value of each common membership unit of the Operating Company.

c.	Exchange Feature; Maintenance of One-to-One Ratio

The limited liability company agreement of the Operating Company provides AIV Holdings with the right to acquire shares of New Mountain Finance common stock from New Mountain Finance in exchange for AIV Holdings’ transferring to New Mountain Finance common membership units in the Operating Company on a one-for-one basis.  In order for one common membership unit in the Operating Company to remain the economic equivalent of one share of New Mountain Finance common stock, the limited liability company agreement of the Operating Company requires that the number of common membership units of the Operating Company held by New Mountain Finance always equals the number of shares of New Mountain Finance common stock outstanding.  As a result, for example, if New Mountain Finance repurchases, acquires, exchanges, cancels or terminates any shares of its common stock, this action will be accompanied by an immediately prior identical repurchase, acquisition, exchange, cancellation or termination of common membership units of the Operating Company.  Similarly, whenever the Operating Company makes a distribution to its unit holders, New Mountain Finance will in turn make a distribution of its share of that payment to the shareholders of New Mountain Finance.

d.	Governance, Management, Reporting and Expenses

Each of New Mountain Finance, the Operating Company and AIV Holdings is managed by a board of directors, a majority of whom are disinterested persons as required under the Company Act.  The initial boards of directors of New Mountain Finance, the Operating Company and AIV Holdings were designated by New Mountain and are comprised of the same individuals.  Going forward, the board of directors of New Mountain Finance will be elected by its stockholders, and the board of directors of AIV Holdings will be elected by the partners in Guardian AIV voting on a “pass through” basis.  The board of directors of the Operating Company will be elected by the partners in Guardian AIV, and the public stockholders of New Mountain Finance, all voting on a “pass through” basis relative to their indirect ownership interests in the Operating Company.  Each of New Mountain Finance and the Operating Company will endeavor to nominate the same slate of director nominees at each election of directors but there is no assurance that the board composition of New Mountain Finance and the Operating Company will always be the same as a result of the “pass through” voting requirements of the Company Act.

In addition, as described in Section 12(d)(1)(E)(iii)(aa) of the Company Act, any other matter requiring a vote of the common membership units in the Operating Company under the Company Act will be voted on a “pass through” basis by the partners in Guardian AIV and the public stockholders of New Mountain Finance.

The Operating Company entered into an investment management agreement with the Investment Adviser, a Delaware limited liability company registered as an investment adviser under the Investment Adviser’s Act of 1940, and makes investments in accordance with its investment objectives, policies and restrictions, which are identical to the investment objectives, policies and restrictions of New Mountain Finance.  All management fees and any incentive fees are paid by the Operating Company.  New Mountain Finance does not pay any management fees or incentive fees.  Accordingly, there is no duplication of management fees or incentive fees as a result of the master-feeder structure.  New Mountain Finance and the Operating Company also entered into an administration agreement with New Mountain Finance Administration, L.L.C. (the “Administrator”).  The Operating Company reimburses the Administrator for New Mountain Finance’s and the Operating Company’s allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations to New Mountain Finance and the Operating Company under the administration agreement.

e.	Collapse of Structure Upon Complete Exchange by AIV Holdings

 At the point in time when all of the common membership units of the Operating Company (other than those owned by New Mountain Finance) have been exchanged for shares of New Mountain Finance common stock, the Operating Company will be wholly-owned by New Mountain Finance and there will be no reason for a two-tiered structure.  As a result, it is expected that as soon as practical thereafter the Operating Company will merge into New Mountain Finance or the Operating Company will liquidate and transfer all of its assets and liabilities to New Mountain Finance.

2.	CONSOLIDATED REPORTING

a.	Operating Company and AIV Holdings BDC Election

Section 54 of the Company Act provides that any company defined as a “business development company” in Section 2(a)(48)(A) and (B) may elect to be regulated as a BDC that is subject to the provisions of Sections 55 through 65 of the Company Act and to those sections of the Company Act made applicable to BDCs by Section 59 thereof.  However, Section 54 requires that in order to elect BDC treatment under the Company Act, such company must have “a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934” or have “filed a registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 for a class of its equity securities.”

New Mountain Finance filed a Form N-54A with the Commission thereby electing to be treated as a BDC.  It meets the definitional requirements of Section 2(a)(48) of the Company Act and on May 19, 2011 filed a registration statement on Form 8-A, registering its shares of common stock under Section 12(b) of the Exchange Act.  New Mountain Finance shares trade on the New York Stock Exchange.

Each of the Operating Company and AIV Holdings also meets the Company Act’s definitional requirements for a BDC and each filed a Form N-54A with the Commission, thereby electing to be regulated as a BDC.  However, neither entity lists any equity securities on a national securities exchange, nor does either have a class of their equity securities required to be registered pursuant to Section 12(g) of the Exchange Act.  Therefore, although the Operating Company and AIV Holdings are not required to register their equity securities under Section 12 of the Exchange Act, the Operating Company and AIV Holdings have voluntarily registered their securities under Section 12 of the Exchange Act in order to elect BDC treatment under the Company Act – the Operating Company has filed a registration statement on Form 8-A and AIV Holdings has filed a registration statement on Form 10.  In addition, in light of the SEC view that in the case at hand the master fund is a co-issuer of the feeder fund’s securities, the Operating Company has co-signed the New Mountain Finance registration statement.

Section 12(g) of the Exchange Act requires issuers with specified assets and a specified number of security holders to register under the Exchange Act. Because all of AIV Holdings’ equity securities are owned by one person (Guardian AIV), and because all of the Operating Company’s equity securities are owned by two persons (New Mountain Finance and AIV Holdings), each of AIV Holdings and the Operating Company will not ever meet the second test.2  Nevertheless, Section 12(g) provides that “[a]ny issuer may register any class of equity security not required to be registered by filing a registration statement pursuant to the provisions of this paragraph.”
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2 New Mountain Finance and the Operating Company intend to seek exemptive relief from the Commission to permit the Operating Company to pay the Investment Adviser (or the Investment Adviser affiliates’ employees) a portion of the advisory fees in common membership units of the Operating Company, which common membership units will be exchangeable into shares of New Mountain Finance’s common stock on a one-for-one basis. There can be no assurance that this exemptive relief will be granted.  Even if granted, the Operating Company will never meet the requirements for registration under Section 12(g) of the Exchange Act.

The 1980 amendments to the Company Act, which added the provisions applicable to BDCs, were designed to remove unnecessary and costly regulatory burdens to the entrepreneurial activities of the venture capital industry. “[T]his bill seeks specifically to reduce some of the costs of government regulation imposed on the capital-raising process, to the extent that it can be done without sacrificing investor protection.” H.R. Rep. No. 96-1341, at 37 (1980).

At least with respect to the Operating Company, if it did not voluntarily register under the Exchange Act, its only alternative would be to be regulated as a closed-end investment management company.  This would occur because after the IPO, the Operating Company no longer meets the requirements of Section 3(c)(1) or 3(c)(7) pursuant to which a company may be exempt from Company Act registration.  Under Section 3(c)(1)(A) of the Company Act, the Operating Company is deemed to be owned by the public stockholders of New Mountain Finance, the number of which exceeds 100, because New Mountain Finance owns more than 10% of the outstanding voting securities of the Operating Company.  The Operating Company also does not qualify to rely on Section 3(c)(7) of the Company Act.  Requiring the Operating Company to function as a registered management investment company while New Mountain Finance, whose only asset is its interests in the Operating Company, operates as a BDC would increase the administrative and legal costs of operating the business, which is a result that the 1980 amendments intended to prevent.

b.	Exemptive Relief Requested from Sections 12(h) and 13 of the Exchange Act

i.	General.

Section 12(h) of the Exchange Act provides in part as follows:

“The Commission may . . . upon application of an interested person, by order, after notice and opportunity for hearing, exempt in whole or in part any issuer . . . from the provisions of . . . section 13 . . . upon such terms and conditions and for such period as it deems necessary or appropriate, if the Commission finds, by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is not inconsistent with the public interest or the protection of investors.”

Section 13 of the Exchange Act is the primary section requiring filing of periodic reports under that Act.

ii.	Application of Section 12(h) and Section 13 of the Exchange Act to the Applicants.

As described above, the final structure is, in effect, a master-feeder arrangement whereby the Operating Company is the master investment fund owning the entire investment portfolio and conducting all business operations, New Mountain Finance and AIV Holdings each feed directly into the master fund, and Guardian AIV feeds indirectly into the master fund, in each case where the sole asset of each feeder is its direct or indirect interest in the Operating Company.  As outlined above, in order to be a BDC, the Operating Company and AIV Holdings have registered a class of equity securities under Section 12(g) of the Exchange Act.  Absent an exemptive order, such registration subjects both the Operating Company and AIV Holdings, on an unconsolidated basis, to the periodic filing requirements of the Exchange Act, even though New Mountain Finance and AIV Holdings have no other investments and conduct all of their activities solely through the Operating Company.  Moreover, Guardian AIV, as AIV Holdings’ single investor, New Mountain Finance and AIV Holdings as the Operating Company’s equity holders, and New Mountain as the controlling entity of the Investment Adviser have ready access to the information on a more timely basis than required under the Exchange Act.

In addition, all information pertaining to the Operating Company will be disclosed through the reporting made by New Mountain Finance, which will include the separate audited financial statements of the Operating Company, until such time as the Operating Company becomes consolidated with New Mountain Finance, at which point the financial statements will be the same and no separate financials statements will be presented.  These reports made by New Mountain Finance will also include information relating to AIV Holdings’ interests in the Operating Company.  Thus, all material information to investors in the Applicants will be disclosed through the reports made by New Mountain Finance.  The Applicants believe that such reporting by New Mountain Finance will eliminate the need for costly duplication of efforts related to maintaining and reporting for three separate entities.

iii.	Requested Exemption.

Accordingly, the Applicants request an order of the Commission under Section 12(h) of the Exchange Act exempting the Operating Company and AIV Holdings from the reporting requirements of Section 13(a) of the Exchange Act, subject to the conditions specified below.

c.	Precedents

In connection with the relief requested in this section, reference is made to: Triangle Capital Corporation, et. al., Investment Company Act Release No. 28437, 94 SEC Docket 1196 (October 14, 2008) (“Triangle”); Berthel Growth & Income Trust I, et. al., Investment Company Act Release No. 23864, 69 SEC Docket 2233 (June 8, 1999) (“Berthel”); Allied Capital Corporation, et. al., Investment Company Act Release No. 22902, 65 SEC Docket 2190 (Nov. 21, 1997) (“Allied”), MACC Private Equities Inc., et. al., Investment Company Act Release No. 20887; 58 SEC Docket 2067 (Feb. 7, 1995) (“Private Equities”); and Midland Capital Corporation, et. al., Investment Company Act Release No. 13021, 27 SEC Docket 226 (Feb. 9, 1983) (“Midland”).  Triangle, Berthel, Allied, Private Equities and Midland were all structured as a parent BDC with BDC subsidiaries (some of which were also licensed as Small Business Investment Companies), and obtained similar relief as requested herein.  The policy reasons and arguments that led the Commission to grant exemptive relief in these instances are all applicable to the Applicants notwithstanding the different structure as explained herein.  In addition, although the Operating Company is not currently a majority-owned subsidiary of New Mountain Finance, as AIV Holdings exchanges common membership units of the Operating Company for shares of New Mountain Finance common stock over time and sells those shares, the Operating Company will eventually become wholly-owned by New Mountain Finance.

d.	Applicants’ Legal Analysis

Section 12(h) of the Exchange Act permits an exception from reporting or certain other provisions of the Exchange Act if the Commission finds, by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is not inconsistent with the public interest or the protection of investors.

i.	The Requested Order is not Inconsistent with the Public Interest or the Protection of Investors

The proposed master-feeder structure, as discussed above, is designed to generally prevent the public shareholders of New Mountain Finance from being taxed on distributions that economically represent, in whole or in part, a return of their investment in New Mountain Finance common stock.  This multi-tiered structure has been established for bona fide business reasons that are unrelated to the policies underlying the Exchange Act or the Company Act.  This structure is commonly used by umbrella partnership real estate investment trusts.  Filing of reports pursuant to Section 13(a) of the Exchange Act by the Operating Company and AIV Holdings, in addition to such reports by New Mountain Finance with respect to the consolidated operations of the Applicants, is unduly burdensome, is not necessary to protect the investing public and does not advance the purposes of the Company Act or the Exchange Act.  Especially with respect to AIV Holdings, which will not have any public investors, such reports will be unnecessary.  As more fully described above, by reason of the master-feeder structure, New Mountain Finance, the Operating Company and AIV Holdings operate essentially as a single economic unit through the operation of the Operating Company as the master investment fund. Under these circumstances multiple filings would not provide useful information to investors whose interests are presumably in the Applicants taken as a whole.  Therefore, the reporting by New Mountain Finance of the audited unconsolidated financial statements of the Operating Company and information relating to AIV Holdings’ interests in the Operating Company would present the most meaningful method to provide all the required information for the investors in the Applicants, especially those public investors in New Mountain Finance.  Separate filings for the Operating Company and AIV Holdings will not enhance the investors’ understanding of the operation of the Applicants.  As noted above, New Mountain Finance intends to disclose and make available in the public marketplace information with respect to the Operating Company that will be as detailed as the information that would have to be provided if the Operating Company would separately disclose in its own reports.  This reporting format will be consistent with the protection of investors and the purposes of the Company Act and the Exchange Act.

Furthermore, if the requested order is granted, the Applicants will be providing to investors exactly the information required by Exchange Act reporting pursuant to applicable Commission rules and generally accepted accounting principles.  By the voluntary registration of the Operating Company and AIV Holdings under the Exchange Act to become BDCs, but not reporting separately, the Exchange Act reporting requirements for the Applicants is the same as if the Operating Company and AIV Holdings did not voluntarily register.  Accordingly, the requested action is not inconsistent with the public interest or the protection of investors.

The Applicants believe it was not the intent of Congress in adopting the 1980 amendments to the Company Act to liberalize registration and reporting requirements for a qualified venture capital investment company while retaining duplicative reporting requirements for other entities in the group that are all part of the same master-feeder structure and thus operate as one economic unit, and that for bona fide business reasons elected to be treated as BDCs. Under the Applicants’ proposed format and by providing the audited unconsolidated financial statements of the Operating Company, all the material information to investors in the Operating Company or AIV Holdings will be provided.  Much of the benefit accruing to BDCs would be thwarted by requiring duplicative reports of the Operating Company and AIV Holdings. The Applicants believe that the reporting of New Mountain Finance will eliminate the need for costly duplication of efforts related to maintaining and reporting for three separate entities.

Further, Section 12(h) establishes a number of criteria to determine whether an exemptive order is not inconsistent with the public interest or protection of investors.  Among these are the number of public investors, amount of trading interest in the securities and nature and extent of the issuer's activities.  The Operating Company has only two investors, one of which is itself a reporting company, and no public investors.  AIV Holdings also has one investor and no public investors.  There is no trading in either the Operating Company’s or AIV Holdings’ securities.  Accordingly, no public interest or investor protective purpose will be served by the Operating Company and AIV Holdings separately reporting. The nature and extent of the Operating Company’s and AIV Holdings' activities are such that their activities will be fully disclosed through the reporting under New Mountain Finance’s reports in accordance with Commission rules and generally accepted accounting principals (which will also provide the separate audited unconsolidated financial statements of the Operating Company).  Again, there is no public or investor protective purpose to be served by the Operating Company or AIV Holdings separately reporting.  Accordingly, the Applicants believe that the requested exemption meets the standards of Section 12(h) of the Exchange Act.

3.	CONDITIONS OF EXEMPTIVE ORDER

Applicants agree that the requested order will be subject to the following conditions:

a.
New Mountain Finance will (i) file with the Commission, on behalf of itself, the Operating Company and AIV Holdings, all information and reports required to be filed with the Commission under the Exchange Act and other applicable federal securities laws, including information and financial statements as to itself, and the Operating Company and information relating to AIV Holdings’ interests in the Operating Company; and (ii) provide to its stockholders such information and reports required to be disseminated to New Mountain Finance's stockholders, including information and financial statements as to New Mountain Finance and the Operating Company.  Notwithstanding anything in this condition, New Mountain Finance will not be relieved of any of its reporting obligations.

b.
New Mountain Finance, the Operating Company and AIV Holdings may file on a consolidated basis pursuant to the above condition only so long as (i) New Mountain Finance’s only investment is its investment in the securities issued by the Operating Company, and (ii) AIV Holdings’ only investment is its investment in the securities issued by the Operating Company.

4.	CONCLUSION AND REQUEST FOR ORDER

Based on the foregoing, the Applicants respectfully request that the Commission issue an order pursuant to Section 12(h) of the Exchange Act granting an exemption from Section 13(a) of the Exchange Act, all on the terms and conditions set forth herein.

5.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and Order to:

Adam Weinstein
New Mountain Finance Holdings, LLC
787 7th Avenue, 48th Floor
New York, NY 10019
(212) 720-0300

Please address any questions, and c copy of any communications concerning this Application, the Notice and Order to:

Stuart H. Gelfond, Esq.
Jessica Forbes, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Tel: (212) 859-8000
Fax: (212) 859-4000

B.	Authorization

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that each of the Applicants, by resolution duly adopted by the Board of each of New Mountain Finance Corporation, New Mountain Finance Holdings, L.L.C. and New Mountain Finance AIV Holdings Corporation on July 19, 2010, September 16, 2010 and May 5, 2011, respectively (attached hereto as Exhibit B), has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 12(h) of the Exchange Act, for an order granting an exemption for the Operating Company and AIV Holdings from separate reporting under Section 13(a) of the Exchange Act.  Each person executing the application on behalf of the Applicants says that he has duly executed the Application for and on behalf of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

     All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 22nd day of July, 2011.

NEW MOUNTAIN FINANCE CORPORATION

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Chief Financial Officer

NEW MOUNTAIN FINANCE HOLDINGS, L.L.C.

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Chief Financial Officer

NEW MOUNTAIN FINANCE AIV HOLDINGS CORPORATION

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Chief Financial Officer

C.	Verification

The undersigned states that he has duly executed the foregoing Application, dated July 22, 2011, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

NEW MOUNTAIN FINANCE CORPORATION

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Chief Financial Officer

NEW MOUNTAIN FINANCE HOLDINGS, L.L.C.

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Chief Financial Officer

NEW MOUNTAIN FINANCE AIV HOLDINGS CORPORATION

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Chief Financial Officer

6.	EXHIBIT LIST

The following documents are annexed to this Application as Exhibits and are incorporated by reference.

Exhibit A –     Diagram of New Mountain Finance’s corporate structure

Exhibit B –      Resolutions Authorizing Application

Exhibit A

Exhibit B

Resolution of the Board of New Mountain Finance Corporation:

NOW, THEREFORE, IT IS

RESOLVED, that the Company is authorized to file with the Commission any such reports, information and documents (including, without limitation, any amendment, supplement or exhibit thereto) as may be necessary or advisable under (i) the Securities Act, (ii) the Exchange Act and (iii) the 1940 Act (as applicable), and that each Authorized Officer is authorized to prepare or cause to be prepared, and to execute, in the name and on behalf of the Company, and file or cause to be filed with the Commission, such reports, information and documents (including, without limitation, any amendment, supplement or exhibit thereto), in such form and with such changes, additions and modifications thereto as any Authorized Officer may approve, and to execute such other instruments, make all such other payments and do or cause to be done all such other acts and things, as in the opinion of such officer, may be necessary or advisable in order to effectuate this resolution and carry out the purposes hereof.

(Adopted on July 19, 2010)

Resolution of the Board of New Mountain Finance Holdings, L.L.C.:

NOW, THEREFORE, IT IS

RESOLVED, that the Company is authorized to file with the Commission any such reports, information and documents (including, without limitation, any amendment, supplement or exhibit thereto) as may be necessary or advisable under (i) the Securities Act, (ii) the Exchange Act and (iii) the 1940 Act (as applicable), and that each Authorized Officer is authorized to prepare or cause to be prepared, and to execute, in the name and on behalf of the Company, and file or cause to be filed with the Commission, such reports, information and documents (including, without limitation, any amendment, supplement or exhibit thereto), in such form and with such changes, additions and modifications thereto as any Authorized Officer may approve, and to execute such other instruments, make all such other payments and do or cause to be done all such other acts and things, as in the opinion of such officer, may be necessary or advisable in order to effectuate this resolution and carry out the purposes hereof.

(Adopted on September 16, 2010)

Resolution of the Board of New Mountain Finance AIV Holdings Corporation:

NOW, THEREFORE, IT IS

RESOLVED, that the officers be, and hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the Commission any application or applications, including any subsequent amendments, modifications or additions hereto (each an “Application”), for exemptive orders pursuant to the Investment Company Act and the Exchange Act, and the respective rules and regulations promulgated thereunder, in connection with the transactions contemplated by these resolutions; and

FURTHER RESOLVED, that the officers be, and hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to do such other acts or things and execute such other documents as they deem necessary or desirable to cause each Application to comply with the Investment Company Act, the Exchange Act and the respective rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the officer or officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of an Application.

(Adopted on May 5, 2011)